

November 20, 2007

By Facsimile (713) 221-1212 and U.S. Mail
William S. Anderson, Esq.
Bracewell & Giuliani LLP
711 Louisiana Street
Suite 2300
Houston, Texas, 77002-2770
T: (713) 223-2300

     Re: Luby's Inc.
            Preliminary Proxy Statement filed November 13, 2007
            File No. 001-08308

Dear Mr. Andersen:

     We have reviewed your response letter dated November 16, 2007 and have the following comments.

Schedule 14A

1.   We note your response that you relied on Rule 14a-13(a)(3)(iii) to comply with advance notice requirements in setting the record date of November 16, 2007 for the annual meeting. Rule 14a-13(a)(3) directs registrants to make the inquiry required by paragraph (a)(1) of the section at least 20 business days prior to the record date of the meeting of security holders. Rule 14a-13(a)(3)(iii) is available, allowing the registrant to make the inquiry at such later time as the rules of a national securities exchange on which the class of securities in question is listed may permit "*for good cause shown*." Please provide us with your analysis and support for your reliance on Rule 14a-13(a)(3)(iii).

Closing Comment

     Please provide a letter and provide any requested supplemental information. The response letter should be uploaded to EDGAR, with the form type label "CORRESP" and linked to the Exchange Act file number. We may have comments after reviewing revised materials and your responses.

     Please direct any questions to me at (202) 551-3257. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Celeste M. Murphy
Special Counsel
Office of Mergers & Acquisitions